January 23, 2020

Via EDGAR

Attn: Geoff Kruczek

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Industrial Technical Holdings Corporation Registration Statement on Form F-1/A Filed December 4, 2019 File No. 333-233613

Dear Mr. Kruczek:

In response to your letter dated December 16, 2019, concerning the deficiencies in our registration statement on Form F-1/A, we provide the following responses:

Amendment No. 1 to Registration Statement on Form F-1 filed December 4, 2019

Prospectus Cover, page i

1. Please reconcile the statements on your prospectus cover regarding a national securities exchange with your response to prior comment 32 that you believe listing approval in a major stock exchange is remote.

ANSWER:

We have amended the prospectus cover regarding a national securities exchange to be consistent with our response to prior comment 32.

Prospectus Summary, page 5

2. We note your response to prior comment 2. If, as indicated by your disclosure on page 71, you have not yet sold any products through your Fortschritt or Plan ET subsidiaries, please revise here to state so directly.

ANSWER:

We have amended our disclosure in the Prospectus Summary accordingly.

Risk Factors, page 8

3. Please revise to address the two bullet points of prior comment 13.

ANSWER:

We have added two risk factors regarding risks relating to doing business in China and two risk factors relating to taxation.

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Information on the Company, page 16

4. While we note your revisions, such as on page 17, in response to prior comment 11, your disclosure continues to refer to the same entities mentioned in that comment. We note, for example, your disclosure on page 69. Please revise.

ANSWER:

We have amended our disclosure to provide more clarity.

Fortschritt Company Profile, page 17

5. Your response to prior comment 6 indicates that you make two products. However, your disclosure on pages 18-20 and 27 indicates you make more than 10 different agricultural machines. Please revise to clarify what products you currently manufacture. In this regard, if you do not currently sell any of the Fortschritt products referenced in this section, as indicated by your disclosure on page 71, please revise to eliminate any implication to the contrary.

ANSWER:

The Company has revised its disclosure.

6. We note your response to prior comment 5; however, Exhibit 10.1 appears to be a blank document, rather than an agreement between you and MAFA. Please file the agreement or advise. Also, please provide the prospectus disclosure sought by prior comment 5.

ANSWER:

We have filed the Brand Licensing and Technology Transfer Agreement as Exhibit 10.1. Additionally, we have expanded our disclosure re: prior comment 5.

Initial Product, page 25

7. Please expand your response to prior comment 9 to clarify where you filed the exhibits to which you refer. Also revise the disclosure on page 30 to clarify the scope of the patent.

ANSWER:

We have filed the English translation of the patent as exhibit 10.13. Additionally, we have revised our disclosure to clarify the scope of the patent.

Seasonality, page 49

8. We note that your revisions in response to prior comment 7 are limited to CSSC. Please expand to address seasonality related to Fortschritt.

ANSWER:

We have expanded our disclosure to address seasonality related to Fortschritt.

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PlanET Company Profile, page 59

9. Please revise to provide all information required by Form 20-F Item 4 for PlanET LTD Qingdao. Clearly distinguish between your disclosure regarding the business of PlanET Biogas Group GmbH and PlanET LTD Qingdao.

ANSWER:

We have expanded our disclosure accordingly.

Cash Flows and Working Capital, page 74

10. Please reconcile your revisions in response to prior comment 15 with your disclosure on page F-8 regarding sufficiency of funds.

ANSWER:

In response to the Staff’s comment, the Company revised disclosure on page F-8, footnote of its Form F-1.

Lease Agreements, page 77

11. Please expand your response to prior comment 16 to tell us where you provided the disclosure required by Form 20-F Item 4.D for the property mentioned in your response to prior comment 8 and for the leases requiring the $636,906 payments in 2019 according or your disclosure on page 76.

ANSWER:

The Company has provided additional disclosure on page 77 of Amendment No 2 to Form F-1.

Business Experience, page 85

12. It appears you made no revisions in response to prior comment 19. As requested, please clarify the nature of the business experience that you disclose. We note, for example, that you highlight Dr. Scholz’s experience with Tesla but it is unclear in what role he served. Please also revise to clarify the dates of the business experience listed for Messrs. Gallo, Krueger and Benoliel, and provide the disclosure required by Form 20-F Items 6 and 7 regarding Mr. Befumo. Also, the first name of Dr. Scholz, as disclosed here, differs from the name disclosed elsewhere in your document. Please revise or advise.

ANSWER:

We have revised our disclosure accordingly. Additionally, please note that Dr. Heiko Scholz and the company’s previous director, Simon Scholz, are not the same person and are unrelated.

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Plan of Distribution, page 98

13. Please reconcile the second sentence of this section with your revisions in response to prior comments 1 and 23.

ANSWER:

We have reconciled our disclosure accordingly.

Ordinary Shares, page 101

14. Please expand your response to prior comment 25 to tell us whether the indemnification and hold harmless provision applies to liabilities under the United States federal securities laws.

ANSWER:

We have expanded our disclosure accordingly.

Security Ownership…, page 101

15. We note your response to prior comment 27. Please reconcile the disclosures here and on page 95 regarding the number of shares beneficially owned by Dr. Scholz.

ANSWER:

We have amended our disclosure regarding the shares beneficially owned by Dr. Scholz.

Related Party Transactions, page 102

16. Please expand your response to prior comment 26 to provide all disclosure required by Item 7.B of Form 20-F. We note for example that you do not describe the nature of the loans, the transactions in which they were incurred, or any amount outstanding as of the latest practicable date.

ANSWER:

In response to the Staff’s comment, the Company revised disclosure on page 102, related party transactions of its Form F-1.

Consolidated Financial Statements

Note 2 – Recently issue accounting pronouncements, page F-14

17. As set forth in prior comment 31, please revise your disclosure to indicate whether or not you have adopted the accounting pronouncements identified under this heading, as appropriate. That is, it appears that some of the pronouncements might have already been adopted based upon the effective dates you disclose.

ANSWER:

In response to the Staff’s comment, the Company revised disclosure on page F-15, footnote of its Form F-1.

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Note 11 – Loss Per Share, page F-21

18. As set forth in prior comment 28, please revise to only reflect your loss per share information to two decimal places to avoid giving the impression of more precision than exists.

ANSWER:

In response to the Staff’s comment, the Company revised disclosure on page F-21, footnote of its Form F-1.

Note 13 – Subsequent Events, page F-21

19. We have reviewed your response to prior comment 32. Please revise your disclosure to more fully identify and describe the significant terms of your convertible debt. For example, in your response you state that you have sole discretion to settle debt with cash or common stock, but you do not address this provision in your disclosure. Also disclose whether the holder ever has the ability to exercise the conversion feature. Refer to ASC 505-10-50-6 through 50-10A. In addition, explain to us with more specificity the expected accounting treatment for the beneficial conversion feature and whether the conversion feature represents an embedded derivative that is required to be bifurcated and accounted for as a separate derivative liability. Refer to ASC 470-20-35-1 through 35-5, and ASC 815-15.

ANSWER:

In response to the Staff’s comment, the Company revised disclosure on page F-21 of its Form F-1/A as follows:

“On July 1, 2019, the Company issued two separate convertible promissory notes to third parties at $75,000 each bearing interest at 8% per annum with a maturity date on July 5, 2020. The Company has sole discretion of settling debt, on or before the maturity date, with either cash or common stock. The holder has no ability to exercise the conversion feature. If the Company chooses to settle in stock, each note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common shares. In addition, the Company has the option to repay the promissory notes with accrued interest due on or before the maturity date.

In response to the Staff’s comment, the Company performed the following accounting analysis under ASC 815-15 and ASC 470-20-35-1 through 5.

The Company accounts for the promissory notes based on the substance of the transaction. Even though the holders do not have the ability to exercise conversion, the intention of the Company and the holders are to settle in stock. Therefore, the Company accounts for the notes as if they were convertible promissory notes with fixed conversion price of $4 as the Company has sole discretion of settling the debt in stock or cash.

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The Company records the intrinsic value of the beneficial conversion feature as a debt discount and amortizes it using effective interest method over the term of the promissory notes.

The accounting entries would be as follow on issuance date

Assumption-

Fair value of common stock at issuance date $5

Dr. Cash $75,000

Dr. Debt discount $18,750 (75000/4*$1)

Cr. Convertible promissory note $(75,000)

Cr. Additional Paid in Capital ($18,750)

The Company evaluates the conversion feature under ASC 815-15, Embedded Derivatives.

The 1st bifurcation condition in ASC 815-15-25-1 is that the embedded feature and the host contract have economic characteristics and risks that are not clearly and closely related.

Analysis

The promissory note is a host contract with one-year maturity and fixed annual interest rate for 8%; therefore, the host contract is akin to debt host. However, the embedded conversion feature which can be readily convertible into common stock is more akin to equity.

Conclusion

The Company determined that the host contract and embedded conversion feature is not clearly and closely related.

The 2nd bifurcation condition in ASC 815-15-25-1 is that the hybrid instrument is not remeasured at fair value, with changes in fair value recognized in earnings.

Analysis and Conclusion

The promissory notes are not remeasured at fair value.

The 3rd bifurcation condition in ASC 815-15-25-1 is that the embedded feature would have been accounted for as a derivative instrument under ASC 815 if it were a separate freestanding instrument.

Analysis

The Note as a financial instrument meets the general definition of derivative as following under ASC 815-10-15-83:

1.	One or more underlying: stock price
2.	Notion amount: number of shares
3.	Payment provision: N/A
4.	Initial investment: N/A
5.	Net settlement: net share settlement

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Conclusion

The Company concluded that the conversion feature meets the definition of a derivative instrument in ASC 815-10

Next, the Company evaluates the instrument or embedded feature for the scope exception under ASC 815-10-15-74(a) by a two-step process:

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

Analysis and Conclusion

N/A as the holder cannot exercise.

Step 2: Evaluate the instrument’s settlement provisions.

The Note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common share. As the Company has sole discretion on settling the debt in either stock or cash and the note agreement stipulated that the intention is to settle in stock, it is reasonable to assume that the management will convert the notes into common shares at the fixed price $4, to protect its shareholders from dilutions.

Conclusion

As the $4 conversion price is indexed to the Company stock, the Company concluded that the convertible promissory notes of ITHC meet the scope exception characteristics of the ASC 815-10-15-74(a), and no bifurcation of the conversion feature is required.

The Company evaluates the conversion feature under ASC 470-20-35-1 through 5, Embedded Derivatives.

As the Company has sole discretion of settling the debts in stock or cash, the management will convert the notes into common shares at the fixed price $4, to protect its shareholders from dilutions. ASC 470-20-35-1 through 5, Contingently Adjustable Conversion Ratios, do not apply because the number of shares convertible is known as the management will convert only when the conversion price is $4.

Signatures, page 11

20. We note your response to prior comment 34. Please revise to indicate below the second paragraph of text on this page who signed in the capacity of principal accounting officer or controller.

ANSWER:

We have amended our disclosure to include “Principal Accounting Officer” next to Andreas Spiegler’s signature. Please note the company previously disclosed Andreas Spiegler as Principal Financial Officer.

Yours truly,

/s/ Andreas Spiegler

Andreas Spiegler, President and Chairman of the Board

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